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RITE AID CORPORATION
30 Hunter Lane
Camp Hill, Pennsylvania 17011

October 29, 2007

VIA FACSIMILE & EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: Song P. Brandon, Esq.

  Re:
  Rite Aid Corporation (the "Company")
  Registration Statement on Form S-4 (File No. 333-146383)

Ladies and Gentlemen:

        Pursuant to Rule 461 of the Securities Act of 1933, as amended, we respectfully request that the effective date of the Registration Statement on Form S-4 (File No. 333-146383) be accelerated by the Securities and Exchange Commission to 4:00 p.m. Eastern Standard Time on October 31, 2007 or as soon as practicable thereafter.

        Pursuant to your October 10, 2007 letter to the Company, we hereby acknowledge the following:

  The registrant represents to the Commission that should the Commission or the staff acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing. The registrant also represents that it will not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. The registrant further acknowledges, that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosures in the filing.

Very truly yours,
/s/ ROBERT B. SARI
By:	Robert B. Sari
Title:	Executive Vice President, General Counsel and Secretary

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RITE AID CORPORATION 30 Hunter Lane Camp Hill, Pennsylvania 17011